05054841

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005
Commission File Number 0-99

PETROLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes__ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes X No__

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No X

The following represents an English translation of the financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the three months ended March 31, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: ______________________
Lic. Octavio Ornelas Esquinca
Managing Director of Finance and Treasury

Date:

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates," "believes," "estimates," "expects," "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2005

PETRÓLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

AT MARCH 31, 2005 AND 2004

(Thousands of Pesos)

CONSOLIDATED

Final printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**1,005,728,548**	**100**	**922,039,649**	**100**
2	**CURRENT ASSETS**	**289,891,845**	**29**	**196,506,042**	**21**
3	CASH AND SHORT-TERM INVESTMENTS	112,751,540	11	85,739,877	9
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	42,417,838	4	36,693,307	4
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	93,784,952	9	45,055,552	5
6	INVENTORIES	40,937,515	4	29,017,306	3
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG - TERM**	**28,134,543**	**3**	**22,265,335**	**2**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,478,653	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	26,503,990	3	20,694,343	2
11	OTHER INVESTMENTS	151,900	0	1,570,992	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**604,040,326**	**60**	**571,990,733**	**62**
13	PROPERTY	351,294,015	35	304,805,077	33
14	MACHINERY AND INDUSTRIAL	647,185,270	64	613,308,943	67
15	OTHER EQUIPMENT	37,759,999	4	40,685,133	4
16	ACCUMULATED DEPRECIATION	530,362,569	53	491,740,124	53
17	CONSTRUCTION IN PROCESS	98,163,611	10	104,931,704	11
18	**DEFERRED ASSETS (NET)**	**6,692,597**	**1**	**4,882,939**	**1**
19	**OTHER ASSETS**	**76,969,237**	**8**	**126,394,600**	**14**
20	**TOTAL LIABILITIES**	**967,258,176**	**100**	**876,415,887**	**100**
21	**CURRENT LIABILITIES**	**132,292,066**	**14**	**139,337,293**	**16**
22	SUPPLIERS	23,776,624	2	22,867,657	3
23	BANK LOANS	23,675,418	2	44,415,214	5
24	STOCK MARKET LOANS	7,101,184	1	24,175,268	3
25	TAXES TO BE PAID	47,874,525	5	32,501,372	4
26	OTHER CURRENT LIABILITIES	29,864,315	3	15,377,782	2
27	**LONG - TERM LIABILITIES**	**490,169,470**	**51**	**399,404,462**	**46**
28	BANK LOANS	189,357,233	20	179,416,985	20
29	STOCK MARKET LOANS	300,812,237	31	219,987,477	25
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**4,077,255**	**0**	**20,962,208**	**2**
32	**OTHER LIABILITIES**	**340,719,385**	**35**	**316,711,924**	**36**
33	**CONSOLIDATED EQUITY**	**38,470,372**	**100**	**45,623,762**	**100**
34	**MINORITY PARTICIPATION**				
35	**MAJORITARY CONSOLIDATED EQUITY**	**38,470,372**	**100**	**45,623,762**	**100**
36	**CONTRIBUTED EQUITY**	**120,128,380**	**312**	**86,920,134**	**191**
37	PAID-IN CAPITAL STOCK (NOMINAL)	120,128,380	312	86,920,134	191
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	0	0	0	0
39	PREMIUM ON SALES OF SHARES	0	0	0	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(81,658,008)**	**(212)**	**(41,296,372)**	**(91)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	(217,280,225)	(565)	(179,818,273)	(394)
43	REPURCHASE FUND OF SHARES	0	0	0	0

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2005

PETRÓLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT- TERM INVESTMENTS**	**112,751,540**	**100**	**85,739,877**	**100**
46	CASH	25,445,982	23	19,500,080	23
47	SHORT-TERM INVESTMENTS	87,305,558	77	66,239,797	77
18	**DEFERRED ASSETS (NET)**	**6,692,597**	**100**	**4,882,939**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	6,692,597	100	4,882,939	100
21	**CURRENT LIABILITIES**	**132,292,066**	**100**	**139,337,293**	**100**
52	FOREIGN CURRENCY LIABILITIES	24,829,286	19	62,933,928	45
53	MEXICAN PESOS LIABILITIES	107,462,780	81	76,403,365	55
24	**STOCK MARKET LOANS**	**7,101,184**	**100**	**24,175,268**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	7,101,184	100	24,175,268	100
26	**OTHER CURRENT LIABILITIES**	**29,864,315**	**100**	**15,377,782**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	29,864,315	100	15,377,782	100
27	**LONG - TERM LIABILITIES**	**490,169,470**	**100**	**399,404,462**	**100**
59	FOREIGN CURRENCY LIABILITIES	406,664,136	83	346,763,600	87
60	MEXICAN PESOS LIABILITIES	83,505,334	17	52,640,862	13
29	**LONG TERM STOCK MARKET LOANS**	**300,812,237**	**100**	**219,987,477**	**100**
61	BONDS	300,812,237	100	219,987,477	100
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**4,077,255**	**100**	**20,962,208**	**100**
65	NEGATIVE GOODWILL	0	0	0	0

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2005

PETRÓLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
66	DEFERRED TAXES	0	0	0	0
67	OTHERS	4,077,255	100	20,962,208	100
32	**OTHER LIABILITIES**	**340,719,385**	**100**	**316,711,924**	**100**
68	RESERVES	340,235,415	100	**316,711,924**	100
69	OTHERS LIABILITIES	483,970	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENTS OF STOCK HOLDERS' EQUITY**	**130,484,280**	**100**	**139,558,118**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	130,484,280	100	139,558,118	100
71	INCOME FROM NON-MONETARY POSITION ASSETS	0	0	0	0

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2005

PETRÓLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

OTHER CONCEPTS

(Thousands of Pesos)

Final printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	157,599,779	57,168,749
73	PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	0	0
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2005

PETRÓLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

FROM JANUARY 01 TO MARCH 31, 2005 AND 2004

(Thousands of Pesos)

Final printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**195,708,511**	**100**	**172,079,082**	**100**
2	COST OF SALES	60,448,455	31	53,047,956	31
3	**GROSS INCOME**	**135,260,056**	**69**	**119,031,126**	**69**
4	OPERATING EXPENSES	15,253,403	8	13,400,043	8
5	**OPERATING INCOME**	**120,006,653**	**61**	**105,631,083**	**61**
6	TOTAL FINANCING COST	3,451,207	2	3,838,683	2
7	**INCOME AFTER FINANCING COST**	**116,555,446**	**60**	**101,792,400**	**59**
8	OTHER FINANCIAL OPERATIONS	(3,907,571)	(2)	(2,318,025)	(1)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**120,463,017**	**62**	**104,110,425**	**61**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	119,750,959	61	105,146,642	61
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**712,058**	**0**	**(1,036,217)**	**(1)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS**	**712,058**	**0**	**(1,036,217)**	**(1)**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**712,058**	**0**	**(1,036,217)**	**(1)**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	(4,425,879)	(2)	0	0
18	**NET CONSOLIDATED INCOME**	**5,137,937**	**3**	**(1,036,217)**	**(1)**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**5,137,937**	**3**	**(1,036,217)**	**(1)**

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2005

PETRLÓEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

FROM JANUARY 01 TO MARCH 31, 2005 AND 2004

(Thousands of Pesos)

Final printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**195,708,511**	**100**	**172,079,082**	**100**
21	DOMESTIC	113,496,704	58	106,197,344	62
22	FOREIGN	82,211,807	42	65,881,738	38
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**3,451,207**	**100**	**3,838,683**	**100**
24	INTEREST PAID	10,565,603	306	6,572,823	171
25	EXCHANGE LOSSES	(2,962,350)	(86)	2,506,406	65
26	INTEREST EARNED	2,140,640	62	1,550,198	40
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	(2,011,406)	(58)	(3,690,348)	(96)
42	LOST IN UDI'S UPGRADE	0	0	0	0
43	GAIN IN UDI'S UPGRADE	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**(3,907,571)**	**100**	**(2,318,025)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(3,907,571)	(100)	(2,318,025)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**119,750,959**	**100**	**105,146,642**	**100**
32	INCOME TAX	119,750,959	100	105,146,642	100
33	DEFERRED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERRED WORKERS' PROFIT SHARING	0	0	0	0

(***) DATA IN THOUSANDS OF DOLLARS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2005

PETRÓLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

Final printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
36	TOTAL SALES	803,337,948	677,632,107
37	NET INCOME OF THE YEAR	(19,523,203)	(47,935,700)
38	NET SALES (**)	803,337,948	677,632,107
39	OPERATION INCOME (**)	468,553,931	362,948,259
40	NET INCOME OF MAJORITY INTEREST (**)	(19,523,203)	(47,935,700)
41	NET CONSOLIDATED INCOME (**)	(19,523,203)	(47,935,700)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2005

PETRÓLEOS MEXICANOS

QUARTERLY CONSOLIDATED INCOME STATEMENT

FROM JANUARY 1 TO MARCH 31, 2005 AND 2004

(Thousands of Pesos)

Final printing

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**195,708,511**	**100**	**172,079,082**	**100**
2	COST OF SALES	60,448,455	31	53,047,956	31
3	**GROSS INCOME**	**135,260,056**	**69**	**119,031,126**	**69**
4	OPERATING EXPENSES	15,253,403	8	13,400,043	8
5	**OPERATING INCOME**	**120,006,653**	**61**	**105,631,083**	**61**
6	TOTAL FINANCING COST	3,451,207	2	3,838,683	2
7	**INCOME AFTER FINANCING COST**	**116,555,446**	**60**	**101,792,400**	**59**
8	OTHER FINANCIAL OPERATIONS	(3,907,571)	(2)	(2,318,025)	(1)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**120,463,017**	**62**	**104,110,425**	**61**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	119,750,959	61	105,146,642	61
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**712,058**	**0**	**(1,036,217)**	**(1)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS**	**712,058**	**0**	**(1,036,217)**	**(1)**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**712,058**	**0**	**(1,036,217)**	**(1)**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	(4,425,879)	(2)	0	0
18	**NET CONSOLIDATED INCOME**	**5,137,937**	**3**	**(1,036,217)**	**(1)**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**5,137,937**	**3**	**(1,036,217)**	**(1)**

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2005

PETRÓLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

FROM JANUARY 01 TO MARCH 31, 2005 AND 2004

(Thousands of Pesos)

Final printing

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**195,708,511**	**100**	**172,079,082**	**100**
21	DOMESTIC	113,496,704	58	106,197,344	62
22	FOREIGN	82,211,807	42	65,881,738	38
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**3,451,207**	**100**	**3,838,683**	**100**
24	INTEREST PAID	10,565,603	306	6,572,823	171
25	EXCHANGE LOSSES	(2,962,350)	(86)	2,506,406	65
26	INTEREST EARNED	2,140,640	62	1,550,198	40
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	(2,011,406)	(58)	(3,690,348)	(96)
42	LOST IN UDI'S UPGRADE	0	0	0	0
43	GAIN IN UDI'S UPGRADE	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**(3,907,571)**	**100**	**(2,318,025)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(3,907,571)	(100)	(2,318,025)	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**119,750,959**	**100**	**105,146,642**	**100**
32	INCOME TAX	119,750,959	100	105,146,642	100
33	DEFERED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) DATA IN THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2005

PETRÓLEOS MEXICANOS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

FROM JANUARY 01 TO MARCH 31, 2005 AND 2004

(Thousands of Pesos)

Final printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**5,137,937**	**(1,036,217)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	24,701,099	11,553,369
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**29,839,036**	**10,517,152**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(6,760,196)	(29,139,889)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**23,078,840**	**(18,622,737)**
6	CASH FLOW FROM EXTERNAL FINANCING	20,542,087	35,352,886
7	CASH FLOW FROM INTERNAL FINANCING	0	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**20,542,087**	**35,352,886**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(16,344,886)**	**(8,710,373)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	27,276,041	8,019,776
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	85,475,499	77,720,101
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	112,751,540	85,739,877

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2005

PETRÓLEOS MEXICANOS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**24,701,099**	**11,553,369**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	11,099,649	9,182,803
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	13,601,450	11,231,302
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	(8,860,736)
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	0	0
40	+(-) OTHER ITEMS NOT RELATED TO EBITDA	0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(6,760,196)**	**(29,139,889)**
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(12,733,027)	(7,339,034)
19	+(-) DECREASE (INCREASE) IN INVENTORIES	(4,919,580)	102,833
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	1,014,872	(10,234,156)
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(3,026,113)	(12,678,519)
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	12,903,652	1,008,987
6	**CASH FLOW FROM EXTERNAL FINANCING**	**20,542,087**	**35,352,886**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(23,139,406)	245,477
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	43,923,374	48,857,426
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	(241,881)	0
27	(-) BANK FINANCING AMORTIZATION	0	(12,848,212)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	(901,805)
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**0**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	0
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2005

PETRÓLEOS MEXICANOS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(16,344,886)**	**(8,710,373)**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(16,344,886)	(8,710,373)
36	(-) INCREASE IN CONSTRUCTIONS IN PROCESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+(-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2005

PETRÓLEOS MEXICANOS

RATIOS

Final printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
	YIELD				
1	NET INCOME TO NET SALES	2.63	%	(0.60)	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(50.75)	%	(105.07)	%
3	NET INCOME TO TOTAL ASSETS (**)	(1.94)	%	(5.20)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	(40.74)	%	(24.56)	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	39.15	%	(356.14)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.80	times	0.73	times
7	NET SALES TO FIXED ASSETS (**)	1.33	times	1.18	times
8	INVENTORIES ROTATION (**)	5.91	times	7.31	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	17.00	days	17.00	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	1.09	%	0.75	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	96.17	%	95.05	%
12	TOTAL LIABILITIES TO CONSOLIDATED EQUITY	25.14	times	19.21	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	44.61	%	46.75	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	81.15	%	69.83	%
15	OPERATING INCOME TO INTEREST PAID	11.36	times	16.07	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.83	times	0.77	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.19	times	1.41	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.88	times	1.20	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.30	times	0.22	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	85.23	%	61.53	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	15.25	%	6.11	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(3.45)	%	(16.93)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	2.18	times	(2.83)	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	100.00	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	100.00	%	100.00	%

(**) THESE RATIOS ARE FOR THE DATA TAKE INTO CONSIDERATION FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2005

MEXICAN STOCK EXCHANGE

PETRÓLEOS MEXICANOS

DATA PER SHARE

CONSOLIDATED FINANCIAL POSITION

Final printing

NOT APPLICABLE

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$0.00	$0.00
2	BASIC PROFIT PER PREFERENT SHARE (**)	$0.00	$0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$0.00	$0.00
4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE (**)	$0.00	0
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$0.00
8	CARRYNG VALUE PER SHARE	$0.00	$0.00
9	CASH DIVIDEND ACUMULATED PER SHARE	$0.00	$
10	DIVIDEND IN SHARES PER SHARE	shares	shares
11	MARKET PRICE TO CARRYING VALUE	times	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	times	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	times	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2005

PETROLEOS MEXICANOS

MANAGEMENT DISCUSSION AND ANALISYS OF THE RESULTS OF OPERATION AND FINANCIAL PÓSITION

ANNEX 1

CONSOLIDATED

Final printing

April 28, 2005

PEMEX financial results report as of March 31, 2005

PEMEX, Mexico's oil and gas company and the world's ninth largest integrated oil and gas company , announced its unaudited consolidated financial results as of March 31, 2005.

- Total sales increased 14%, compared to the first quarter of 2004, reaching
- Ps. 195.7 billion (US$17.5 billion)
- Crude oil exports averaged 1,856 thousand barrels per day (Mbd), up 2%
- from the first quarter of 2004
- Income before taxes and duties increased 16%, as compared to the first
- quarter of 2004, to Ps. 120.5 billion (US$10.8 billion)
- Net income was Ps. 5.1 billion (US$0.5 billion)

- Total liquid hydrocarbons production in the first quarter of 2005 totaled 3,746
- Mbd, 2% less than the production in the first quarter of 2004:

- Crude oil production decreased 66 Mbd, to 3,316 Mbd
- Natural gas production rose 2% to 4,640 million cubic feet per day
- (MMcfd)
- Natural gas liquids production decreased 2% to 430 Mbd
- Gas flaring represented 2.8% of total natural gas production

Operating items

Exploration and production

In the first quarter of 2005, crude oil production decreased to 3,316 Mbd from 3,382 Mbd in the first quarter of 2004. This reduction was mainly due to:

* Mostly, infrastructure works performed in the Ku-Maloob-Zaap complex for maintenance of facilities and preparation to receive future production
* Natural decline of the production of the Abkatún-Pol-Chuc complex
* Deferment of production due to adverse weather conditions

Heavy crude oil production represented 73% of total crude oil production.

In the first quarter of 2005, natural gas production increased 2%, as compared to the same quarter of 2004. Non-associated gas production increased 15%, while associated gas production dropped 5%. The increase in non-associated gas production was due to the incorporation of new development wells and infrastructure in the Burgos and the Veracruz basins. The decrease in associated gas was a result of:

* The decline in crude oil production resulting from the infrastructure works performed in the Ku-Maloob-Zaap complex
* The natural decline of the production of the Abkatún-Pol-Chuc and Muspac complexes

In the first quarter of 2005, gas flaring represented 2.8% of total natural gas production, compared to 4.0% in the same quarter of 2004. This decline in gas flaring was due to the larger volume of natural gas processed at the offshore gas treatment facility Akal-C 8 within Akal-C in the Cantarell complex. Once processed, the natural gas is reinjected to the wells in order to improve production.

In the first quarter of 2005, as compared to the same period of 2004, exploration drilling activity decreased by 3 wells; mainly as a result of advances made in 2004 from the 2005 drilling program. Likewise, in the first quarter of 2005, development drilling activity increased by 2 wells, as compared to the first quarter of 2004.

Pursuant to the operations program for the first quarter of 2005, maintenance and infrastructure works were performed at Ku-Maloob-Zaap. The purpose of these works was to enhance the operating flexibility of the complex and prepare the infrastructure to handle 750 Mbd of crude oil production in the medium term. During these works, wells were shut-down to facilitate pipeline connection, which in turn had a significant effect on quarterly crude oil and associated gas production. The works executed are part of the Ku-Maloob-Zaap Pidiregas project which objectives are:

* Accelerate the extraction of heavy crude oil and natural gas reserves
* Increase the reserves recovery factor through enhanced and improved recovery systems
* Expand storage capacity

The construction of the nitrogen injection plant for the Antonio J. Bermúdez complex commenced in March 2005. The project is expected to be completed in 2007 and is designed to help increase hydrocarbon production in this complex.

During the first quarter of 2005, PEMEX held public bids for three blocks under its Multiple Service Contracts scheme in the Burgos basin.

* The Pirineo block was awarded for US$645 million
* The Monclova block contract was not signed due to events beyond

PEMEX's control

* No proposals were submitted for the Ricos block. PEMEX will determine whether to offer this block for further bidding

PEMEX changed the name of the Multiple Service Contracts Office to New E&P Contracts Models and aims to:

* Explore new contractual mechanisms, within the current legal framework, to exploit effectively and efficiently Mexico's hydrocarbons potential
* Increase PEMEX's business opportunities, and
* Adapt PEMEX to the dynamics of the international oil market

Proved hydrocarbon reserves (1P), as of December 31, 2004 were 17,649.8 million barrels of crude oil equivalent. Of this amount:

* 73% are crude oil
* 11% are condensate and plant liquids
* 16% are dry gas

Out of total proved reserves, 64% are developed reserves:

* 77% are crude oil
* 9% are condensate and plant liquids
* 14% are dry gas

The remaining 36% are undeveloped reserves:

* 66% are crude oil
* 14% are condensate and plant liquids
* 20% are dry gas

Considering 2004 annual production (1,610.8 million barrels), the reserves-production ratio in crude oil equivalent is 11 years for proved reserves.

As of December 31, 2004, discoveries to Mexico's oil and gas proved reserves attributable to exploratory activity were 241 million barrels of crude oil equivalent. These discoveries are comprised by reservoirs of non-associated gas and crude oil.

Considering discoveries only, PEMEX replaced 15% of its production taking into account proved reserves (1P). Considering the discoveries, developments and existing field revisions, the reserve replacement of proved reserves reached 23%.

For further detail on hydrocarbon reserves as of December 31, 2004, please refer to the hydrocarbon reserves report available at:

http://www.pemex.com/files/content/ACFUJL_AcyYJ.pdf

Gas and basic petrochemicals

During the first quarter of 2005, total natural gas processing rose 2% due to a larger supply of sweet wet gas and an increase in processing capacity. Consequently, dry gas production grew by 36 MMcfd or 1%, as compared to the first quarter of 2004.

Natural gas liquids production fell 2% as a result of a lower supply of associated natural gas related to a decrease in crude oil production.

In the first quarter of 2005, PEMEX signed a contract for the construction of the Cryogenic Plant 4 in the Burgos Gas Processing Center (GPC). Similar to the other modular Cryogenic Plants 1, 2 and 3, this plant will have a processing capacity of 200 MMcfd of sweet wet gas.

Plants 1 and 2 started operations in 2004 and it is expected that plants 3 and 4 will start operations in the first nine months of 2006.

Refining

During the first quarter of 2005, heavy crude oil processing increased 6% meanwhile light crude oil processing decreased 3%, as compared to the first quarter of 2004.

Gasoline production increased 5%, or 25 Mbd, as compared to the first quarter of 2004, while fuel oil and diesel production decreased 8% and 1%, respectively.

Fuel oil supply dropped due to a higher coking utilization rate in the Madero and Cadereyta refineries.

The reduction in diesel production is attributable to scheduled maintenance at several intermediate distillates hydro-treatment plants.

In the first quarter of 2005, Mexico's refining margin increased 46% to US$5.04 per barrel from US$3.46 per barrel in the first quarter of 2004. This increase is mainly a result of:

* Higher crude oil and refined products prices during the first quarter of 2005, as compared to the first quarter of 2004
* A higher production of light refined products

The project for the reconfiguration of the Minatitlán refinery is divided into six engineering, procurement and construction (EPCs) packages.

The fourth, fifth and sixth packages (EPC-4, EPC-5 and EPC-6) were awarded during the first quarter of 2005. These EPC packages include the construction and completion of the following facilities:

EPC-4
* Gasoil hydro-treatment plant
* Sulphur recovery plant
* Hydrogen recovery plant

EPC-5
* Coking plant
* Naphtas hydro-treatment plant
* Diethanolamine regenerating plant

EPC-6
* Alkylation plants

It is expected that once these plants begin operating, PEMEX will obtain more and better fuels, with higher octane levels and less pollutants.

The number of franchised gas stations rose 8% to 6,826 as of March 31, 2005, from 6,299 as of March 31, 2004.

Petrochemicals

Total accumulated petrochemicals production for the first quarter of 2005 was 2,656 thousand tons (Mt), 4% higher than that of the first quarter of 2004. In particular, production of ethylene grew 15% in the first quarter of 2005, as compared to the same period in 2004.

International trade

In the first three months of 2005, PEMEX's crude oil exports averaged 1,856 Mbd, 2% higher than the volume registered during the first quarter in 2004. Approximately 87% of the total crude oil exports were heavy crude oil (Maya) and the rest consisted of light and extra-light crude oil (Isthmus and Olmeca).

78% of the total crude oil exports were delivered to the United States, while the remaining 22% were distributed among Europe (9%), the Far East and Africa (4%), and the rest of America (9%).

In the first three months of 2005, the weighted average export price of the Mexican crude oil basket was US$34.12 per barrel, as compared to US$26.77 per barrel in the same period of 2004.

In the first quarter of 2005, exports of refined products averaged 167 Mbd, 5% less than in the same period of 2004. This was due primarily to a decrease in the exports of gasoline and diesel. Petrochemical exports decreased 14%, or 36 Mt, totaling 220 Mt.

Imports

In the first three months of 2005, natural gas imports averaged 691 MMcfd, 6% less than the imports registered during the first quarter of 2004. The decrease is due to facilities maintenance made by consumers and higher winter temperatures during the first three months of 2005, as compared to the first three months of 2004.

In the first three months of 2005, imports of refined products increased 25%, from 296 Mbd in the first quarter of 2004 to 369 Mbd in the same period in 2005. The increase was a result of a larger demand for gasoline during the Easter holidays.

In the first three months of 2005, petrochemicals imports increased 91%, as compared to the first quarter of 2004, to 88 Mt, due to an increase in aromatics, methane derivatives and low density polymers imports.

Financial results as of March 31, 2005

During the first quarter of 2005 total sales (including the special tax on production and services, or IEPS) increased 14% in constant pesos to Ps. 195.7 billion (US$17.5 billion), as compared to Ps. 172.1 billion in the first quarter of 2004.

Domestic sales, including IEPS, increased 6% to Ps. 113.5 billion (US$10.2

billion) during the first quarter of 2005, from Ps. 106.2 billion during the same period of 2004. Domestic sales, net of IEPS, grew 10% to Ps. 102 billion (US$9.1 billion) during the first three months of 2005, from Ps. 85.5 billion during the same period of 2004.

* Sales of refined products , net of IEPS, grew 21% to Ps. 79.4 billion (US$7.1 billion) from Ps. 65.4 billion. Refined products sales volume increased 4% to 1,417 Mbd, from 1,363 Mbd. The IEPS generated by these sales decreased 44% to Ps. 11.5 billion (US$1 billion) from Ps. 20.7 billion. Sales of refined products, including IEPS, increased 6% to Ps. 90.9 billion (US$8.1 billion) from Ps. 86.1 billion
* Natural gas sales increased 6% to Ps. 17.1 billion (US$1.5 billion) from Ps. 16.2 billion. Natural gas sales volume increased 2% to 2,802 MMcfd from 2,755 MMcfd. The average sales price of natural gas for the first quarter of 2004 was US$5.61 per million British Thermal Units, as compared to US$5.89 per MMBtu for the same period of 2005
* Petrochemical sales increased 41% to Ps. 5.4 billion (US$0.5 billion) from Ps. 3.8 billion. Petrochemicals sales volume grew 14% to 946 Mt from 833 Mt

Export sales totaled Ps. 82.2 billion (US$7.4 billion), 25% higher than the Ps. 65.9 billion registered in the first quarter of 2004:

* Crude oil and condensates export sales increased 26% to Ps. 73.9 billion (US$6.6 billion) from Ps. 58.6 billion. Crude oil exports volume rose 2% to 1,856 Mbd from 1,814 Mbd
* Refined products export sales rose 7% to Ps. 7.1 billion (US$0.6 billion) from Ps. 6.7 billion. Refined products exports volume fell 5% to 167 Mbd from 176 Mbd.
* Petrochemical products export sales increased 98% to Ps. 1.2 billion (US$0.1 billion) from Ps. 0.6 billion. Petrochemical products exports volume decreased 14% to 220 Mt from 255 Mt

Despite the decrease in volumes sold, export sales increased due to an increase in sales prices.

Costs and operating expenses increased 14% as compared to the first quarter of 2004, reaching Ps. 75.7 billion (US$6.8 billion).

Cost of sales increased 14%, or Ps. 7.4 billion (US$0.7 billion), to Ps. 60.4 billion (US$5.4 billion). The increase is composed of the following changes:

* A Ps. 10.4 billion (US$0.9 billion) increase in imports of products
* A Ps. 1.9 billion (US$0.2 billion) increase in the cost of sales of the subsidiary companies, mainly PMI
* A Ps. 0.9 billion (US$0.1 billion) increase in the cost of the reserve for retirement payments, pensions and indemnities
* A Ps. 0.8 billion (US$0.1 billion) increase in depreciation and amortization expenses
* An offsetting favorable effect of Ps. 4.4 billion (US$0.4 billion) resulting from variations in inventory valuations

* An offsetting favorable effect of Ps. 1.4 billion (US$0.1 billion) in product manufacturing expenses
* An offsetting favorable effect of Ps. 0.7 billion (US$0.1 billion) resulting from a decrease in operating expenses
* A Ps. 0.06 billion (US$0.005 billion) decrease in operational maintenance

Transportation and distribution expenses increased 8% to Ps. 4.7 billion (US$0.4 billion) in the first quarter of 2005, from Ps. 4.3 billion in the first quarter of 2004.

Administrative expenses increased 17% to Ps. 10.6 billion (US$0.9 billion) in the first quarter of 2005, from Ps. 9.1 billion in the same period of 2004.

The cost of the reserve for retirement payments, pensions and indemnities increased 23% to Ps. 13.6 billion (US$1.2 billion) in the first three months of 2005 from Ps. 11.1 billion in the comparable period of 2004. This cost is distributed among cost of sales, transportation and distribution expenses and administrative expenses.

The growth in the cost of the reserve for retirement payments results not only from the natural evolution of the reserve but also from the incorporation of medical services into the reserve.

Operating income in the first quarter of 2005 totaled Ps. 120 billion (US$10.7 billion), 14% higher than the comparable figure for the first quarter of 2004 of Ps. 105.6 billion.

Excluding IEPS, operating income grew 28%, or Ps. 23.5 billion (US$2.1 billion), increasing to Ps. 108.5 billion (US$9.7 billion) in the first quarter of 2005 from Ps. 84.9 billion in the same period of 2004.

Comprehensive financing cost decreased by Ps. 0.4 billion, to Ps. 3.5 billion (US$0.3 billion) in the first three months of 2005 from Ps. 3.8 billion in the first three months of 2004. This reduction was caused by:

* An increase of Ps. 3.4 billion in net interest expense
* A decrease of Ps. 5.5 billion in net foreign exchange loss
* An increase of Ps. 1.7 billion in the monetary position gain

Net interest expense increased 68% to Ps. 8.4 billion (US$0.8 billion) in the first quarter of 2005, from Ps. 5 billion in the same period of 2004.

Interest expense increased Ps. 4.0 billion, while interest income increased Ps. 0.6 billion.

Net foreign exchange gain totaled Ps. 3 billion (US$0.3 billion) in the first quarter of 2005 as compared to a net foreign exchange loss of Ps. 2.5 billion in the first quarter of 2004.

Monetary gain for the first quarter of 2005 was Ps. 2 billion (US$0.2 billion), representing a 45% decrease from the monetary gain during the same period of 2004. The decrease in the monetary gain was due to a drop in inflation,

which went from 1.5% in the first quarter of 2004 to 0.7% in the first quarter of
2005.

During the first quarter of 2005, other net revenues increased 69% to Ps. 3.9 billion (US$0.4 billion). The corresponding figure for the first quarter of 2004
was of Ps. 2.3 billion. The increase was mainly due to:

* Ps. 1.4 billion (US$0.1 billion) from higher net income generated by the Deer Park refinery, in which PEMEX has a 50% participation
* Ps. 1.4 billion (US$0.1 billion) from the cancellation of the impairment in
the value of fixed assets of PEMEX Exploration and Production in accordance with the Accounting Bulletin C-15 "Impairment on the Value of Fixed Assets and Disposal"

Income before taxes and duties for the first quarter of 2005 was Ps. 120.5 billion (US$10.8 billion), 16% higher than the Ps. 104.1 billion observed in same period of 2004. The increase is principally the result of:

* A reduction of Ps. 0.4 billion (US$0.03 billion) in the comprehensive financing cost
* An increase of Ps. 1.6 billion (US$0.1 billion) in other net revenues

Petróleos Mexicanos and its subsidiary entities pay taxes and duties equivalent to 60.8% of total sales . This includes the special tax on production and services (IEPS) that applies to gasoline.

From the first quarter of 2004, as compared to the same period of 2005, the taxes and duties paid increased 14%, from Ps. 105.2 billion to Ps. 119.8 billion (US$10.7 billion).

IEPS is paid by the end consumer of gasoline and PEMEX is an intermediary between the Ministry of Finance (SHCP) and the end consumer. The Ministry of Finance determines the retail price of gasoline. Recently, gasoline prices have remained nearly unchanged because changes are linked to increases in the consumer price index. When PEMEX sells gasoline, it collects an amount based on an estimate of its production cost, assuming efficient refinery operation. The difference between the retail price and the cost that PEMEX collects is primarily IEPS.

Therefore, when the crude oil price and the production cost of gasoline are high, the IEPS decreases. The converse is true when crude oil prices are low.

For the first three months of 2004, the weighted average crude oil export price was US$26.77 per barrel. For the same three months of 2005, this price increased 28%, reaching US$34.12 per barrel. For the first quarter of 2004, IEPS totaled Ps. 20.7 billion (US$1.9 billion), and for the first quarter of
2005, it totaled Ps. 11.5 billion (US$1 billion).

In 2005, the excess gains duty replaced the prior duty for exploration, gas, refining and petrochemicals infrastructure (duty for infrastructure or AOI). The excess gains duty is equal to 39.2% of the revenues from crude oil export sales in excess of US$23.00 per barrel. The proceeds of this duty paid in excess of US$27.00 per barrel will be allocated as follows:

* 50% to the investment in infrastructure in exploration, production, gas, refining and petrochemicals that Petróleos Mexicanos and its subsidiary entities undertake
* 50% to programs and investment projects in infrastructure of the Federal States of the Mexican Republic

During the first quarter of 2005, the excess gains duty paid by PEMEX totaled Ps. 7.7 billion (US$0.7 billion) while in the first quarter of 2004, the duty for infrastructure totaled Ps. 4.8 billion (US$0.4 billion).

PEMEX expects to receive Ps. 0.6 billion (US$0.05 billion) from the reimbursement of the excess gains duty paid in the first quarter of 2005.

In the first quarter of 2005, PEMEX recorded a net income of Ps. 5.1 billion (US$0.5 billion), compared to a net loss of Ps. 1 billion in the comparable period of 2004. The Ps. 6.2 billion (US$0.6 billion) increase in the net income is explained by:

* An increase of Ps. 16.4 billion (US$1.5 billion) in income before taxes and duties
* An increase of Ps. 23.8 billion (US$2.1 billion) in hydrocarbon extraction duties and other
* A decrease of Ps. 9.2 billion (US$0.8 billion) in IEPS
* A favorable offsetting effect of Ps. 4.4 billion (US$0.4 billion)due to the initial cumulative effect in accordance to the Bulletin C-10 "Derivative Financial Instruments and Hedge Operations"

EBITDA increased 26% to Ps. 137.1 billion (US$12.3 billion) in the first quarter of 2005 from Ps. 108.7 billion in the comparable period of 2004. EBITDA is reconciled to net loss as shown in the following table:

As of March 31, 2005, total assets were Ps. 1,005.7 billion (US$90 billion), representing an 11%, or Ps. 96.5 billion (US$8.6 billion) increase, with respect to total assets as of March 31, 2004.

* Cash and cash equivalents increased 32%, or Ps. 27 billion (US$2.4 billion)
* Accounts receivable increased 67%, or Ps. 54.5 billion (US$4.9 billion)
* Valuation of inventories increased 41%, or Ps. 11.9 billion (US$1.1 billion), as a result of higher hydrocarbon prices
* Financial derivative instruments decreased 10%, or Ps. 1 billion (US$0.1 billion)
* Properties and equipment increased 8%, or Ps. 44.9 billion (US$4 billion), reflecting new investments
* Other assets decreased 27%, or Ps. 41.7 billion (US$3.7 billion), mainly as a result of the application of the new Bulletin D-3 "Labor Obligations" that separates pensions from benefits and does not require a minimal reserve for benefits in the reserve for retirement payments, pensions and seniority premiums

Total liabilities increased 12% to Ps. 967.3 billion (US$86.5 billion), with respect to March 31, 2004.

* Short-term liabilities decreased 5%, or Ps. 6.4 billion (US$0.6 billion), to
Ps. 132.9 billion (US$11.9 billion), primarily as a result of the decrease in short-term documented debt
* Long-term liabilities increased 16%, or Ps. 112.9 billion (US$10.1 billion),
to Ps. 834.3 billion (US$74.6 billion), due to the increase in long-term documented debt

The reserve for retirement payments, pensions and seniority premiums increased 1% to Ps. 318.2 billion (US$28.5 billion) from Ps. 313.9 billion as of March 31, 2004. The increase of Ps. 4.3 billion (US$0.4 billion) resulted from:

* An increase of Ps. 13.6 billion (US$1.2 billion) due to a decrease of one year in the funding period
* An increase of Ps. 10.9 billion (US$1 billion) due to the difference between
the realized and the expected wages' negotiation
* An increase of Ps. 9.7 billion (US$0.9 billion) due to the incorporation of
medical services
* An increase of Ps. 9 billion (US$0.8 billion) due to a decrease in the pension fund
* An increase of Ps. 4.3 billion (US$0.4 billion) due to one more year of payroll seniority
* An increase of Ps. 1.7 billion (US$0.2 billion) due to changes in actuarial
assumptions
* A decrease of Ps. 44.9 billion (US$4 billion) due to a change in the accounting registration in accordance with Bulletin D-3 "Labor Obligations" that separates pensions and benefits and does not require a minimal reserve for retirements benefits

As of March 31, 2005, PEMEX's equity decreased 21%, or Ps. 9.9 billion (US$0.9 billion) to Ps. 38.5 billion (US$3.4 billion), from Ps. 48.4 billion as of
March 31, 2004. The decrease in equity was due to:

* An increase of Ps. 29.7 billion (US$2.7 billion) in cumulative net losses
* A decrease of Ps. 7 billion (US$0.6 billion) attributable to the excess of the
threshold affecting the intangible asset associated with the reserve for retirement payments, pensions and seniority premiums
* A decrease of Ps. 4.8 billion (US$0.4 billion) due to the restatement of equity
* A decrease of Ps. 1.6 billion (US$0.1 billion) due to the application of the
Bulletin C-10 "Derivative Financial Instruments and Hedge Operations"
* An offsetting effect of Ps. 33.2 billion (US$3 billion) due to the capitalization of the duty for infrastructure recorded in 2004

Total sales of each subsidiary entity increased from the first quarter of 2004, as compared to the first quarter of 2005.

The operating loss of Refining totaled Ps. 4.4 billion (US$0.4 billion), Ps. 1.4

billion lower as compared to the first quarter of 2004.

The operating loss of Petrochemicals totaled Ps. 1.2 billion (US$0.1 billion), Ps. 1 billion lower as compared to the first quarter of 2004.

During the first quarter of 2005, funds provided by operating activities totaled Ps. 25.3 billion (US$2.3 billion). The increase of Ps. 37.8 billion is basically due to the payment rhythm in the first quarter of 2005 was lower as compared to the first quarter of 2004, mainly due to:

* Ps. 11.2 billion in other assets from the acquisition of shares of Repsol YPF, S.A. which were previously held in a financial derivative operation
* In the first quarter of 2004, payments associated to new PIDREGAS projects incurred in the final quarter of 2003 were made
* The payment of the duty for infrastructure accrued in the last quarter of 2004 was paid in that quarter and the duty accrued in the last quarter of 2003 was paid in the first semester of 2004

During the first quarter of 2005, funds used in investing activities totaled Ps. 16.3 billion (US$1.5 billion) as a result of an increase in fixed assets.

The main difference between realized capital expenditure and the increase in fixed assets is due to maintenance expenditures.

Financing activities

During the first quarter of 2005, US$5 billion were raised as follows:

* US$1.3 billion in foreign capital markets
* US$1.6 billion in the Mexican capital market
* US$2.1 billion in bank loans

Approximately 60% of this amount has been raised in the international markets, and the rest was raised in the Mexican market.

For the rest of the year, PEMEX plans to raise an additional US$3.5 billion.

* US$1.2 billion in foreign capital markets
* US$1.3 billion in the Mexican capital market
* US$1 billion from export credit agencies (ECA's)

During the fourth quarter of 2005 and depending on market conditions, PEMEX may partially pre-fund its financing program for 2006.

Capital markets

During 2005, the Pemex Project Funding Master Trust, a Delaware trust controlled by, and whose debt is guaranteed by PEMEX, issued:

* On February 24, 2005, EUR1,000 million of its 5.5% notes due 2025
* On March 22, 2005, a syndicated credit facility of US$4.3 billion divided into two tranches:

? US$2.2 billion maturing on 2010 with an interest rate of LIBOR plus 0.50%
? US$2.1 billion maturing on 2012 with an interest rate of LIBOR plus

0.65%

Of the US$4.3 billion obtained in this credit facility, US$2.2 billion were used to refinance current syndicated credit facilities and the rest was used to finance this year's capital expenditures.

On December 23, 2004, Trust F/163 issued notes in the Mexican market. The amount was denominated in Unidades de Inversión (Units of Investment or UDI's) equivalent to Ps. 5.0 billion. The notes issued are zero-coupon with a 9.01% interest rate and 15 years maturity. On February 1, 2005, the issuance was reopened for UDI's equivalent to Ps. 6 billion with a 9.07% interest rate and 15 years maturity.

On February 11, 2005 Trust F/163 issued Ps.15 billion of notes in the Mexican market. The issuance was done in two tranches:

* A principal amount of Ps. 7.5 billion, with a floating interest rate equal to 91 days CETES plus 51 basis points, due in 2010
* A principal amount of Ps. 7.5 billion, with a floating interest rate equal to 182 days CETES plus 57 basis points, due in 2013

Total debt

As of March 31, 2005, total consolidated debt including accrued interest was Ps. 515.9 billion (US$46.2 billion). This figure represents an increase of 10%, or Ps.47.9 billion, compared to the figure recorded on March 31, 2004. Total debt includes:

* Documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust, Trust F/163 and RepCon Lux S.A.
* Notes payable to contractors
* Sale of future accounts receivable (representing Pemex Finance debt of US$2.8 billion as of March 31, 2005)

Net debt, or the difference between debt and cash equivalents, increased Ps. 20.9 billion, to Ps. 403.1 billion (US$ 36.1 billion) as of March 31, 2005, from Ps. 382.3 billion as of March 31, 2004.

Total debt with a remaining maturity of less than twelve months was Ps. 26.4 billion (US$2.4 billion) as of March 31, 2005, including:

* Ps. 23.3 billion (US$2.1 billion) in documented debt
* Ps. 3 billion (US$0.2 billion) in notes payable to contractors

As of March 31, 2004, the corresponding amounts were Ps. 66.6 billion and Ps. 2 billion, respectively, with total short-term debt of Ps. 68.6 billion.

Total long-term debt as of March 31, 2005 was Ps. 489.5 billion (US$43.8 billion). This figure includes:

* Ps. 447.8 billion (US$40.1 billion) in documented debt
* Ps. 10.8 billion (US$0.9 billion) in notes payable to contractors
* Ps. 30.9 billion (US$2.8 billion) in sale of future accounts receivable

As of March 31, 2004 these figures were Ps. 344.4 billion, Ps. 13.7 billion and

Ps. 41.3 billion, respectively. Total long-term debt was Ps. 399.4 billion.

PEMEX plans to increase the duration of its outstanding debt in order to make it comparable to that of other oil and gas companies with similar credit ratings.

PEMEX´s policy is to maintain a balance between fixed and floating rate liabilities in order to mitigate the impact of fluctuations in interest rates. As of March 31, 2005, approximately 62% of PEMEX's debt exposure carried a fixed interest rate, and 38% of its debt bore interest at floating rates.

Although most of PEMEX's debt is U.S. dollar denominated and at fixed rates, due to an increase in peso denominated financing PEMEX's U.S. dollar debt exposure has decreased 4 percentage points from March 31, 2004 to the same date of 2005.

During the first quarter of 2005, PEMEX arranged a short-term hedging program in order to mitigate the impact of crude oil price volatility on its cash flows.

The program consists of acquiring options in order to hedge against potential crude oil price reductions during 2005. The underlying volume accounted for approximately 7% of PEMEX's annual crude oil production.

Other relevant topics

To date in 2005, the following accidents occurred in the State of Veracruz.

* On January 24, 2005, a light naptha spillage was registered in the region of Agua Dulce, Veracruz. The accident occurred due to the rupture of a 12-inch gasoline pipeline running from the Cactus Gas Processing Center to La Cangrejera Petrochemical Center
* On February 2, 2005, a crude oil spillage of approximately 60 liters took place in the Christmas tree of the Tonalá No. 3 well on kilometer 39 of the Coatzacoalcos - Villahermosa highway. The spillage was caused by a herd of cattle striking the facility
* On March 12, 2005, a diesel and crude oil leak of approximately 100 liters was registered in the 5-A pumping station of the 24-30 inch oil pipeline in Nogales, Veracruz
* On April 13, 2005, an ammonia spillage took place in the pipeline running from the Cosoleacaque petrochemical facilities to the Pajaritos Maritime Terminal. The accident occurred while personnel of a company hired by PEMEX were performing maintenance duties

In collaboration with the Government of the state of Veracruz, the Mexican Army and Navy, municipal authorities and Civil Protection, among others, PEMEX has implemented contingency plans to protect and reestablish the health and integrity of the population of the affected areas and counteract the negative environmental impact.

On April 29, 2005, the Director General of Petróleos Mexicanos, Luis Ramírez Corzo, announced the Health, Safety and Environmental Protection Program which purpose is to strengthen the existing programs to identify and correct any potential failure in order to guaranty the safety of the population and the company, as well as to protect the environment. The Corporate Direction of Operations coordinates this program.

On April 29, 2005, Mr. Marcos Ramírez Silva was appointed as Corporate Director of Operations.

On April 29, 2005, Mr. José Antonio Ceballos Soberanis was appointed as Director General of the Mexican Petroleum Institute.

On April 27, 2005, the Senate discussed and approved a proposal to modify the fiscal regime of PEMEX as an alternative to the one approved by the Chamber of Deputies. The tax regime for PEMEX Exploration and Production would be governed by the "Ley Federal de Derechos" and the taxes for the other subsidiary entities would continue to be governed by the "Ley de Ingresos de la Federación". The Senate's approved counterproposal for PEMEX Exploration and Production would consist of the following duties:

* Ordinary duty on hydrocarbons with a variable tax rate -- depending on the average Mexican crude oil export price and the specific year after the implementation of the new proposal -- on the value of extracted production minus certain permitted deductions (including specific investments, some costs and expenses, part of the funds for scientific and technological research and for the support of fiscal monitoring of oil activities and the other duties) . The rate would vary from 78.68% to 87.81% (depending on the Mexican crude oil export price) in 2006, and would become a uniform rate of 79% in 2010 and thereafter
* Duty on hydrocarbons for the stabilization fund, which is paid on the value of the extracted crude oil production, would range from 1% to 10%, depending on the average Mexican crude oil export price, and only if the crude oil export price exceeds US$22 per barrel
* Extraordinary duty on crude oil exports of 13.1%, paid on the value of exports when the average export price of the Mexican crude oil basket exceeds the price estimated by the Congress each year. This duty is to be credited against the duty for hydrocarbons for the stabilization fund

Relative to the proposal approved on October 28, 2004 by the Chamber of Deputies, the Senate's counterproposal removed the duty on hydrocarbons extraction. This duty distinguished crude oil from natural gas production and separated existing from new hydrocarbons. In addition, the counterproposal of the Senate establishes a variable tax rate for the ordinary duty for hydrocarbons, while the proposal of the Chamber of Deputies established a fixed rate of 69%. For the ordinary duty for hydrocarbons, the new proposal allows, in addition to the permitted deductions described in the proposal of the Chamber of Deputies, deductions for a part of the funds for scientific and technological research and for the support of fiscal monitoring of oil activities.

The purpose of the new fiscal regime is to strengthen PEMEX's competitiveness and to contribute to improving its financial position. The counterproposal of the Senate was sent to the Chamber of Deputies for analysis, discussion and potential approval in the next Ordinary Session or in an Extraordinary Session. If passed, the new fiscal regime will go into effect on January 1, 2006.

If you need to contact Investor Relations or to be included in the distribution list, please call or send an e-mail to:

Investor Relations
(5255) 1944 9700
ri@dcf.pemex.com

PEMEX is Mexico's national oil and gas company. Created in 1938, it is the exclusive producer of Mexico's oil and gas resources. The operating subsidiary entities are PEMEX Exploration and Production, PEMEX Refining, PEMEX Gas and Basic Petrochemicals and PEMEX Petrochemicals. The principal subsidiary company is PMI, its international trading arm.

Amounts in US dollars are translated at the March 31, 2005 exchange rate of Ps. 11.1783 per US dollar.

This report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward looking-statements. These are good faith statements based on current plans, estimates and projections and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties include crude oil price volatility; production, equipment, and transportation risks inherent in the oil industry; environmental regulations in Mexico; actions of the Mexican government with respect to our operations, budget, taxation, commercial activities, control of hydrocarbon reserves, or debt service payments; any limitations on exports resulting from agreements of the Mexican government; and economic, political, and foreign exchange risks affecting Mexico. These risks and uncertainties are more fully detailed in PEMEX most recent Form 20-F filing with the US Securities and Exchange Commission (www.sec.gov) and the PEMEX Prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (wwww.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

The US Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, "File No. 0-99", available from us at www.pemex.com or Marina Nacional 329 Floor 38 Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC by calling 1-800-SEC-0330.

EBITDA, free cash-flow and discretionary cash-flow are non-GAAP measures, which are calculated as described above. They are presented because PEMEX believes that they are widely accepted financial indicator of its ability to service or incur debt. EBITDA, free cash-flow and discretionary cash-flow should not be considered as indicators of financial performance, as an alternative to cash flow, as a measure of liquidity, or as being comparable to similarly named measures of other companies.

The total debt calculation includes, in addition to documented debt, the items that are usually considered as debt by the financial markets.

Petroleum Intelligence Weekly Ranking, December 2004.

Amounts in US dollars are translated at the March 31, 2005 exchange rate of Ps. 11.1783 per US dollar.

Source: PMI.

Mainly Magna Gasoline, Premium Gasoline, Pemex Diesel, industrial diesel, special marine diesel, heavy fuel oil, jet fuel, asphalts and liquefied petroleum gas.

Mainly raw material for carbon black, hexane, solvent, vinyl chloride, styrene, ethylene oxide, toluene, xylene, polyethylene, acrylonitrile, ammonia and monoethyleneglicol.

Mainly naphtas, long residue, asphalts, diesel, gasoline and jet fuel.

Mainly ammonia, ethylene, styrene, acrylonitrile, acetaldehyde, polyethylene, butadiene, vinyl chloride, toluene, benzene y monoethyleneglicol.

PEMEX's subsidiary companies that are located in México pay corporate income tax on the same basis as private sector companies in México.

MEXICAN STOCK EXCHANGE

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PETROLEOS MEXICANOS

COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION (1)

ANNEX 2

CONSOLIDATED

Final printing

COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION

(Figures in thousands of pesos with the acquisition power of March 31, 2005 and in thousands of dollars)

1. Basis of presentation

The consolidated financial statement of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies ("PEMEX"), as of March 31, 2005 and 2004 and for the three month periods ended on these dates are not audited. In the Management opinion, all adjustments (mainly consisting in recurrent adjustments) that are necessary for a fair presentation of the consolidated financial statements have been included. The interim results of the periods are not necessarily an indicative of the whole year.

For the purposes of these non audited interim consolidated financial statements, certain information and revelations that are usually included in the financial statements prepared under Mexican Generally Accepted Accounting Principles, have been condensated or omitted. These non-audited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and their notes, as of December 31, 2004 and 2003.

2. Significant accounting policies

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Mexico, ("Mexican GAAP") as issued by the Instituto Mexicano de Contadores Públicos (Mexican Institute of Public Accountants or "MIPA"). Until 2002, the recognition of inflation was taken in accordance with the Financial Reporting Standard ("NIF") 06-BIS "A" Section A, as issued by the Ministry of Finance and Public Credit ("SHCP") and by the General Comptroller's Office ("SFP"). In January 2003, the SHCP authorized PEMEX, that beginning in 2003, it could recognize the inflation effects in accordance with NIF-06 BIS "A" Section C, which forced PEMEX to adopt the Bulletin B-10, "Recognition of the inflation effects on the financial information" ("Bulletin B-10") at the end of the year.

Since 2004, PEMEX has changed the accounting policies for registrying operations related to the exploration and wells drilling activities, instead of applying through the exploration and depletion reserve. Since January 1st, 2004, the dispositions of Bulletin C-15 "Impairment of fixed assets of long life and their duration", went into effect, as issued by MIPA. As of March 31, 2005, PEMEX had recognized impairment in its fixed assets.

Since January 1st, 2004, PEMEX adopted th dispotitons of Bulletin D-3 "Obligaciones Laborales", issues by MIPA, which incorporate rules of valuation, presentation and registration for the recognition of the remunerations for other later benefits to the retirement.

3. Accounts, notes receivable and other

As of March 31, 2005 and 2004 the accounts, notes and other are as follows:

	2005	2004
Trade-domestic	$ 30,262,216	$ 30,342,609
Trade-foreign	14,120,122	8,484,520
Pemex Finance, Ltd	8,111,972	8,454,589
Mexican Government, advance payments on minimum guaranteed dividends	12,996,781	13,278,315
Other accounts receivable	72,647,626	23,322,649
Less:allowance for doubtful accounts	(1,935,928)	(2,133,823)
	$ 136,202,789	$ 81,748,859

4. Inventories

As of March 31, 2005 and 2004 inventories are as follows:

	2005	2004
Crude oil, refined products, derivatives and petrochemical products	$ 37,466,063	$ 25,882,128
Materials and supplies in stock	2,248,225	3,934,275
Materials and products in transit	1,228,539	1,046,555
Less:		
Allowance for slow-moving inventory and obsolescence reserve	(5,312)	(1,845,652)
	$ 40,937,615	$ 29,017,306

5. Properties and equipment

As of March 31, 2005 and 2004 the balances of this concept, net of accumulated depreciation and amortization, are as follows:

	2005	2004
Land	$ 38,315,568	$ 40,008,317
Buildings	13,994,088	14,869,067
Wells and field assets	130,108,057	103,422,497
Plants, furniture and equipment	257,447,722	261,933,876
Offshore platforms	68,069,136	44,609,813
	$507,934,571	$464,843,570
Fixed assets pending disposition	$ 2,177,198	$ 2,064,582
Construction spares	-	150,877
Construction in progress	98,282,953	104,795,591
	$ 604,040,326	$571,854,620

The depreciation of fixed assets and amortization of wells at the end of March 31, 2005 and 2004, recognized in cost and operating expenses, was Ps. 11,099,649 and Ps. 9,957,596, respectively. The accumulated depreciation and amortization as of March 31, 2005 and 2004 was Ps. 537,428,952 and Ps. 504,246,972, respectively.

6. Long-term debt

During the first three months of 2005, the following financing operations were performed:

In February 1, 2005, Petróleos Mexicanos, through the trustee F/163, issue indebtedness certificate by 1,697,654,000 UDIS, whose value in the issue date was Ps. 6,000,000. This issue was reopen of the first issue in UDIS that plase in December 23, 2004, whole maturity is of 15 years. In February 11, 2005, Petróleos Mexicanos, through the trustee F/163, issue indebtedness certificate by Ps. 15,000,000, of which Ps. 7,500,000 is rate Cetes 91 days plus 0.51%, due in february 2010 and Ps. 7,500,000 is rate Cetes 182 days plus 0.57%, due in january 2013

7. Comprehensive gain (loss)

The comprehensive gain (loss) for the periods ended March 31, 2005 and 2004, is analyzed as follows:

	2005	2004
Net loss for the year	$ 5,137,937	$ (1,036,217)
Effect of restatement of the year - Net	(2,248,377)	6,260,734
Net increase in specific oil-field exploration and depletion reserve		7,770,217

Comprehensive loss for the year	($2,889,560)	$ (5,224,517)

8. Foreign currency position

As of March 31, 2005 and 2004, the consolidated financial statements of PEMEX include monetary assets and liabilities as follows:

	Amounts in foreign currency (Thousands)				
As at March 31,2005	Assets	Liabilities	Long (short) position	Exchange rate	Amounts in pesos
U.S. dollars	11,966,908	(36,661,364)	(24,694,456)	11.17838	($276,042,042)
Japanese yen	299,067	(171,221,053)	(170,921,986)	0.1043	(17,825,454)
Pounds sterling	19,784	(481,755)	(461,971)	21.1113	(9,752,820)
Swiss francs	200	(49,756)	(49,556)	9.3558	(463,635)
Euros	21,655	(3,743,122)	(3,721,467)	14.4949	(53,942,297)
Net-short position before foreign-currency hedging					($358,027,655)
As at March 31,2004					
U.S. dollars	5,251,809	(33,379,915)	(28,128,106)	11.1748	$(314,325,960)
Japanese yen		(202,197,220)	(202,197,220)	0.1075	(21,736,201)
Pounds sterling	257	(467,704)	(467,447)	20.565	(9,613,038)
Swiss francs		(31,170)	(31,170)	8.38273	(275,009)
Dutch guilders					
Euros	1,119,220	(3,884,505)	(2,765,285)	13.73606	(37,984,116)
Net-short position before foreign-currency hedging					($383,934,324)

9. Commitments and Contingencies

a. PEMEX is involved in various lawsuits filed against it by dismissed personnel, which in the event of being resolved in favor of the dismissed personnel, they would result in a charge to operations in the year in which the payment is made. Management does not believe that the ultimate outcome of these events will have a material effect on its financial position or results of operations.

b. PEMEX is subject to the Ley General de Equilibrio Ecológico y Protección al Ambiente (the General Law on Ecology and Protection of the Environment, or the "Environmental Law"). To comply with this law, PEMEX has contracted environmental audits for its larger operating, storage and transportation facilities. To date, audits of refineries, secondary petrocemical plants and certain other facilities have been concluded. Following the completion of such audits, PEMEX signed various agreements with the

Procuraduría Federal de Protección al Ambiente (the Federal Attorney of Environmental Protection, or "PROFEPA") to implement environmental remedy and improvement plans. Such plans consider remedy for environmental damages previously caused, as well as related investments for the improvement of equipment, maintenance, labor and materials.

PEMEX has recorded obligations for environmental remediations as of March 31, 2005 and 2004 of $1,555,476 and $2,042,473 respectibely. This liability is included in the "Reserve for sundry creditors and others".

c. At Marchr 31, 2005, PEMEX is involved in various civil, tax and administrative lawsuits with a total claim amount of $13,429,183. At March 31, 2005 and 2004, PEMEX has accrued $1,591,146 and $1,420,435 respectibely, related to these contingencies.

d. PEMEX is involved in an arbitration lawsuit with Conproca, S. A. de C. V. (" Conproca "). According to the last upgrade of the parts claims made before the Arbitration Tribunal, the demanded benefits for Conproca are quantified in US $632,801. PEMEX has against-demanded the payment in an amount of US $907,660.

For that makes to the procedural state of lawsuit, they are pending diverse stages like they are it among other, give it offer of tests, the presentation gives expert verdicts, relieve of testimonial and celebration of diverse audiences in those that will notice the responsibilities the parts. According to the procedural calendar approved by the Tribunal, the actions to relieve is programmed to be carried out during the years 2005 and 2006. With base in the analysis made by the Administration of PEMEX, it was not necessary to register a provision for this concept.

e. PEMEX has been sued by a supplier for late and non-payment of billings and other items for a total of U.S. $79,276 (Ps. 886,171). Based on an analysis of the documentation presented by the supplier, PEMEX recognized a liability of U.S. $4,576 (Ps. 51,152). In addition, PEMEX will file suit against the supplier for U.S. $4,949 (Ps. 55,321), for unsatisfactory work. The judge hearing the first claim determined that PEMEX had to pay U.S. $4,000 (Ps. 44,713), plus interest accrued since the date the payment was ceased an annual rate of 6%. PEMEX appealed this decision, and the appeal is pending resolution.

f. The *Comisión Federal de Competencia* ("Competence Federal Commission") handed down a resolution against PEMEX for presumed monopolistic policies relating to exclusivity clauses for the sale of lubricants, grease, and oil. The resolution established the following measures:

- Amendment of the joint venture agreements, use of trademark license contract, franchise supply contract, as well as documents containing the exclusivity clause;

- Amendment of contracts with franchise service stations to adjust franchise and supply contracts; and

- Report the resolution handed down by the Competence Federal Commission to the legal representatives of service stations.

To date, PEMEX has filed two appeals for constitutional relief from this resolution. One appeal was resolved favorably in the first instance, but it was challenged through an appeal for review. A ruling thereon has not been handed down yet. Consequently, PEMEX has not accrued any reserve for this claim.

10. Business segment information

PEMEX operates in different activities, since it is devoted to the exploration and production of crude oil and natural gas, as well as to the process and distribution of refined and petrochemical products. The principal business segment information without considering the eliminations for the consolidated financial statements effects, is as follows:

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies
As at March 31,2005					
Trade Income					
External Costumers	$ 64,239,395	$ 81,398,286	$ 33,267,460	$ 6,078,294	$ 110,147,740
Intersegments	77,200,094	4,631,421	12,202,169	1,269,241	5,265,752
Operation Gain (Loss)	110,967,453	7,141,191	3,141,224	(1,204518)	508,041
Net Gain (Loss)	5,458,723	(4,559,156)	3,891,924	(2,473,007)	(9,803,595)
Total Assets	800,823,027	294,779,222	106,153,727	51,191,618	1,069,611,564
As at March 31,2004					
Trade Income					
External Costumers	$ 51,063,518	$ 78,511,059	$ 29,991,480	$ 4,037,167	$ 81,024,533
Intersegments	70,368,670	3,806,026	11,743,402	1,087,049	5,033,673
Operation Gain (Loss)	91,051,527	14,844,763	1,706,061	(2,361,473)	2,232,085
Net Gain (Loss)	720,239	(5,544,831)	1,706,061	(2,361,473)	2,232,085
Total Assets	684,588,951	284,710,660	97,051,475	50,255,525	895,004,303

MEXICAN STOCK EXCHANGE

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STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2005

PETRÓLEOS MEXICANOS

RELATION OF SHARES INVESTMENTS

(Thousands of Pesos)

ANNEX 3

CONSOLIDATED

Final printing

COMPANY NAME (1)	MAIN ACTIVITIES	No. OF SHARES	PERCENTAGE OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos) ACQUISITION COST	CURRENT VALUE (3)
SUBSIDIARIES					
Integrated Trade System Inc.	Technical and Computing Services	8,860	100.00	34,920	134,226
Kot Insurance Company, Ltd.	Reinsurance	7,000,000	100.00	22,676	1,382,756
P.M.I. Comercio Internacional, S.A de C.V	International trader of crude oil	2,214,241	98.33	22,142	287,912
P.M.I. Holdings B.V.	Holding	40	100.00	79	3,339,674
P.M.I. Holdings N.V.	Holding	6,200	100.00	7,956	114,555
P.M.I. Trading Ltd.	International trader of refined products	4,900	48.51	587	1,026,428
P.M.I. Marine Ltd.	Trader of crude oil	230,275	100.00	17,509	70,150
Mex-Gas Internacional, Ltd.	Trader of gas	1,000	100.00	28,217	470,420
OTHER SUBSIDIARIES (4) (N° SUBS)					
Total Investments in Subsidiaries				134,086	6,826,121
AFFILIATES					
Repsol YPF	Oil & gas company	58,679,800	4.94	0	17,368,391
Deer Park Refining Limited	Refining company	1	0.00	0	6,982,654
Mexicana de Lubricantes, S.A. de C.V. (Mexlub).	Lubricants trader	17,879,561	46.80	178,796	141,812
Gasoductos de Chihuahua, S. de R.L. de C.V	Gas transportation	393,049,321	50.00	393,579	923,854
I.I.I., S.A	Assets Holding	62,165,678	100.00	62,167	933,790
Cia. Mexicana de Exploraciones, S.A. de C.V	Onshore and offshore exploring	25,333,847	60.00	8,152	119,091
Pan American Suphur Company, Ltd.	Sulphuric liquid storage and distribution	1,498	99.87	5,271	13,660
Pasco Terminals	Sulphuric liquid storage and distribution	1,000	100.00	47,325	20,738
Other Investments		0	0.00	0	0
Total Investments in Affiliates				695,290	26,503,990
OTHER PERMANENT INVESTMENTS					151,900
T O T A L					33,482,011

OBSERVATIONS:

UNDER THE COLUMN OF NUMBER OF SHARES, NUMBER 1 WAS WRITTEN DOWN FOR VALIDATING PURPOSES, SINCE THERE ARE NO SHARES IN SUCH COMPANIES.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2005

PETRÓLEOS MEXICANOS

CREDIT BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

Final printing

CREDIT TYPE/INSTITUTION	Amortization Date	Interest Rate	Denominated in Pesos: Up to One Year	Denominated in Pesos: More than a Year	Amortization of Credits in Foreign Currency with National Institutions (Thousands of Pesos) – Time Interval: Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or More	Amortization of Credits in Foreign Currency with Foreign Institutions (Thousands of Pesos) – Time Interval: Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
BANK LOANS (3)																
FOREIGN TRADE																
BANCA SERFIN S.A. (6) (11)	30/03/2009	9.88	888,889	2,666,667	0	0	0	0	0	0	0	0	0	0	0	0
BANCO BILBAO VIZCAYA-MEXICO, S.A.(BBV) (6) (11)	26/09/2005	9.87	2,500,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCO MERCANTIL DEL NORTE, S.A.GRUPO FIN. BANORTE (6) (11)	07/04/2006	9.76	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE COMERCIO EXTERIOR SNC - (6) (11)	18/09/2006	9.91	0	1,000,000	0	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.A. (6) (7)	05/11/2012	11.00	0	4,000,000	0	0	0	0	0	0	0	0	0	0	0	0
BANCO SANTANDER MEXICANO, S.A. (6) (11)	23/11/2012	9.87	0	3,000,000	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER, S.A. SUCURSAL MEXICO D.F. (6) (11)	20/12/2012	10.30	555,556	10,611,667	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER, S.A. SUCURSAL MEXICO D.F. (6) (7)	23/12/2008	8.40	0	2,055,000	0	0	0	0	0	0	0	0	0	0	0	0
GRUPO FINANCIERO SCOTIABANK INVERLAT (6) (11)	28/07/2006	9.85	0	1,000,000	0	0	0	0	0	0	0	0	0	0	0	0
BANCA SERFIN S.A. (1) (8)	28/04/2008	2.65	0	0	1,117,830	0	2,235,660	1,117,830	0	0	0	0	0	0	0	0
BANCO NACIONAL DE COMERCIO EXTERIOR SNC - (1) (7)	30/06/2018	5.44	0	0	223,566	0	447,132	223,566	223,566	1,900,311	0	0	0	0	0	0
BANCO NACIONAL DE COMERCIO EXTERIOR SNC - (1) (8)	18/08/2005	1.94	0	0	3,353,490	0	0	0	0	0	0	0	0	0	0	0
BANCO SANTANDER MEXICANO, S.A. (1) (8)	19/09/2013	2.58	0	0	55,892	55,892	2,962,250	111,783	111,783	447,132	0	0	0	0	0	0
BANOBRAS (1) (8)	16/11/2006	2.90	0	0	71,523	23,841	71,523	0	0	0	0	0	0	0	0	0
BANOBRAS (1) (8)	28/12/2006	3.06	0	0	212,539	70,846	212,539	0	0	0	0	0	0	0	0	0
NACIONAL FINANCIERA, S.N.C. (1) (7)	29/12/2008	5.58	0	0	0	0	0	1,117,830	0	0	0	0	0	0	0	0
NACIONAL FINANCIERA, S.N.C. (3) (7)	15/12/2009	4.20	0	0	250,854	0	501,707	250,854	250,854	0	0	0	0	0	0	0
BANCO SANTANDER CENTRAL HISPANO (1) (8)	20/03/2007	2.17	0	0	0	0	0	0	0	0	0	670,698	670,698	0	0	0
BANK OF AMERICA (1) (8)	26/12/2006	3.26	0	0	0	0	0	0	0	0	314,555	104,852	314,555	0	0	0
CITIBANK N.A. (1) (8)	22/03/2012	2.85	0	0	0	0	0	0	0	0	0	0	0	0	6,619,150	40,888,625
GENERAL ELECTRIC CAPITAL CORPORATION (1) (7)	02/07/2012	7.61	0	0	0	0	0	0	0	0	0	84,298	192,686	180,352	180,352	553,416
DERIVACION DE FONDOS (1) (8)	16/11/2006	2.79	0	0	0	0	0	0	0	0	583,872	194,624	583,872	0	0	0
GENERAL FOODS CREDIT INVESTORS (1) (7)	30/05/2009	8.11	0	0	0	0	0	0	0	0	66,337	0	318,149	157,234	38,811	0
WESTLB AG, LONDON BRANCH (1) (8)	17/05/2007	2.29	0	0	0	0	0	0	0	0	111,783	0	614,807	0	0	0
BANK OF AMERICA (2) (8)	23/12/2006	2.23	0	0	0	0	0	0	0	0	4,993	1,664	4,993	0	0	0
DERIVACION DE FONDOS (2) (8)	16/11/2006	2.17	0	0	0	0	0	0	0	0	5,541	1,847	5,541	0	0	0
BANK OF AMERICA (4) (8)	23/12/2006	0.81	0	0	0	0	0	0	0	0	800	267	800	0	0	0
ACCRUED INTEREST PAYABLE	31/12/2005	0.00	2,871	0	101,302	0	0	0	0	0	93,678	0	0	0	0	0
CONPROCA, S.A. DE CV (1) (7)	15/06/2010	8.40	0	0	0	0	0	0	0	0	1,759,493	0	1,910,396	2,074,240	2,252,137	3,745,493
ACCRUED INTEREST PAYABLE CONPROCA	15/06/2005	0.00	0	0	0	0	0	0	0	0	341,283	0	0	0	0	0
FSO INC. (1) (7)	30/01/2009	15.00	0	0	0	0	0	0	0	0	215,766	56,126	529,500	240,702	103,865	0
MINATITLAN	05/08/2016	6.38	0	0	0	0	0	0	0	0	0	0	0	0	0	596,263
PEMEX FINANCE (1) (7)	15/11/2018	8.74	0	0	0	0	0	0	0	0	0	0	7,810,923	5,712,634	5,615,990	10,004,556
PEMEX FINANCE (1) (8)	07/04/2014	4.94	0	0	0	0	0	0	0	0	0	0	0	0	0	1,764,171
						0										
GUARANTEED BANK LOANS.																
NACIONAL FINANCIERA, S.N.C. (3) (7)	20/11/2015	2.90	0	0	336,133	0	672,266	336,133	336,133	2,016,799	0	0	0	0	0	0
A/S EXPORTFINANS (1) (7)	30/06/2013	4.28	0	0	0	0	0	0	0	0	255,866	44,155	552,681	218,172	115,922	267,468
ABN AMRO BANK, N.V. (1) (7)	29/03/2014	4.50	0	0	0	0	0	0	0	0	99,245	99,245	297,736	198,491	198,491	893,208
ABN AMRO BANK, N.V. (1) (8)	15/12/2013	3.30	0	0	0	0	0	0	0	0	1,698,152	338,350	3,728,653	2,032,501	2,032,501	4,175,208
BANCO SANTANDER CENTRAL HISPANO (1) (8)	27/09/2009	2.54	0	0	0	0	0	0	0	0	170,986	146,284	282,332	79,952	40,159	0
BARCLAYS BANK,P.L.C. (1) (8)	20/03/2014	2.58	0	0	0	0	0	0	0	0	726,883	26,637	1,480,403	753,520	753,520	2,248,995
BNP PARIBAS (1) (8)	15/03/2014	2.09	0	0	0	0	0	0	0	0	223,566	223,566	2,906,358	447,132	447,132	2,012,094
J.P. MORGAN CHASE (1) (8)	07/03/2012	1.99	0	0	0	0	0	0	0	0	34,571	34,571	103,713	69,142	69,142	152,146
DEUTSCHE BANK (1) (8)	16/12/2013	2.67	0	0	0	0	0	0	0	0	24,002	2,521	50,526	26,524	26,524	88,444
DRESDNER BANK AG (1) (8)	01/06/2012	2.62	0	0	0	0	0	0	0	0	267,369	0	534,737	267,369	267,369	649,569
EXPORT DEVELOPMENT CANADA (1) (7)	15/05/2006	5.69	0	0	0	0	0	0	0	0	13,426	0	4,614	0	0	0
EXPORT DEVELOPMENT CANADA (1) (8)	10/09/2014	3.13	0	0	0	0	0	0	0	0	330,875	62,250	707,344	369,054	358,882	758,208
HSBC BANK, PLC (1) (8)	08/10/2014	2.61	0	0	0	0	0	0	0	0	91,994	60,542	313,992	193,790	184,816	695,895
HSBC BANK, PLC (1) (7)	29/09/2011	5.87	0	0	0	0	0	0	0	0	67,243	25,332	157,127	74,144	58,403	112,937
KREDITANSTALT FUR WIEDERAUFB (KFW) (1) (7)	15/12/2006	6.17	0	0	0	0	0	0	0	0	22,532	0	20,266	0	0	0
KREDITANSTALT FUR WIEDERAUFB (KFW) (1) (8)	31/12/2012	2.38	0	0	0	0	0	0	0	0	203,596	28,558	435,751	232,154	229,174	559,924
MEDIOCREDITO CENTRALE S.P.A. (1) (8)	30/04/2012	2.31	0	0	0	0	0	0	0	0	52,902	0	105,804	52,902	52,902	132,255

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2005

PETRÓLEOS MEXICANOS

CREDIT BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

Final printing

CREDIT TYPE/INSTITUTION	Amortization Date	Interest Rate	Denominated in Pesos: Up to One Year	Denominated in Pesos: More than a Year	National Institutions (Foreign Currency) Current Year	National: Up to 1 Year	National: Up to 2 Years	National: Up to 3 Years	National: Up to 4 Years	National: Up to 5 Years or More	Foreign Institutions (Foreign Currency) Current Year	Foreign: Up to 1 Year	Foreign: Up to 2 Years	Foreign: Up to 3 Years	Foreign: Up to 4 Years	Foreign: Up to 5 Years or more
HSBC BANK, PLC (1) (7)	29/10/2007	6.34	0	0	0	0	0	0	0	0	51,815	17,486	58,108	0	0	0
HSBC BANK, PLC (1) (8)	17/04/2014	2.25	0	0	0	0	0	0	0	0	21,405	0	42,809	21,405	21,405	96,321
SOCIETE GENERALE (1) (8)	02/08/2010	2.90	0	0	0	0	0	0	0	0	379,616	283,513	733,237	284,074	138,280	54,510
STANDARD CHARTERED BANK (1) (8)	25/01/2014	2.56	0	0	0	0	0	0	0	0	223,566	131,509	841,660	486,585	486,585	1,979,815
THE BANK OF TOKYO, MITSUBISHI, LTD. (1) (8)	10/12/2014	2.42	0	0	0	0	0	0	0	0	248,407	248,407	1,192,352	720,379	720,379	4,198,073
THE EXPORT-IMPORT BANK OF KOREA (1) (7)	01/06/2012	6.64	0	0	0	0	0	0	0	0	223,566	0	447,132	223,566	223,566	558,915
TORONTO DOMINION BANK (1) (8)	20/10/2009	2.21	0	0	0	0	0	0	0	0	104,789	0	209,577	102,814	69,170	0
NATEXIS BANQUE (2) (7)	30/06/2016	2.00	0	0	0	0	0	0	0	0	767	0	1,534	767	767	3,527
JAPAN BANK FOR INTERNATIONAL COOPERATION (3) (7)	08/03/2017	1.00	0	0	0	0	0	0	0	0	0	0	27,131	54,262	54,262	406,966
MIZUHO CORPARATE BANK, LTD (3) (7)	20/05/2010	1.98	0	0	0	0	0	0	0	0	1,456,638	0	2,913,277	1,456,638	1,456,638	728,681
ACCRUED INTEREST PAYABLE	31/12/2005		0	0	38,484	0	0	0	0	0	440,732	0	0	0	0	0
TOTAL BANK LOANS			3,947,316	24,833,334	5,781,613	150,579	7,103,077	3,157,996	922,336	4,364,242	10,930,610	2,885,300	31,105,774	18,730,499	22,816,294	78,323,681
STOCK EXCHANGE (3)																
LISTED AT THE STOCK EXCHANGE																
GUARANTEED																
ABN AMRO BANK (MEXICO) S.A. (6) (10)	07/04/2005	9.38	500,000	0	0	0	0	0	0	0	0	0	0	0	0	0
ABN AMRO BANK (MEXICO) S.A. (6) (10)	14/04/2005	9.45	500,000	0	0	0	0	0	0	0	0	0	0	0	0	0
ABN AMRO BANK (MEXICO) S.A. (6) (10)	21/04/2005	9.54	500,000	0	0	0	0	0	0	0	0	0	0	0	0	0
ABN AMRO BANK (MEXICO) S.A. (6) (10)	28/04/2005	9.62	500,000	0	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. (6) (12)	04/02/2010	9.27	0	7,500,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. (6) (12)	08/10/2009	8.23	0	13,500,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. (6) (12)	18/10/2007	8.75	0	13,000,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. (6) (12)	31/01/2013	9.25	0	7,500,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. (6) (13)	05/12/2019	0.00	0	11,000,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. (6) (7)	14/10/2010	8.38	0	6,172,000	0	0	0	0	0	0	0	0	0	0	0	0
DEUTSCHE BANK (1) (7)	02/12/2008	9.38	0	0	0	0	0	0	0	0	0	0	0	6,687,306	0	0
DEUTSCHE BANK (1) (7)	15/09/2008	9.50	0	0	0	0	0	0	0	0	0	0	5,589,150	0	0	0
DEUTSCHE BANK (1) (7)	01/02/2009	7.88	0	0	0	0	0	0	0	0	0	0	0	0	11,178,300	0
DEUTSCHE BANK (1) (7)	01/02/2022	8.63	0	0	0	0	0	0	0	0	0	0	0	0	0	11,178,300
DEUTSCHE BANK (1) (7)	15/11/2011	8.00	0	0	0	0	0	0	0	0	0	0	0	0	0	8,383,725
DEUTSCHE BANK (1) (7)	13/10/2010	9.13	0	0	0	0	0	0	0	0	0	0	0	0	0	11,178,300
DEUTSCHE BANK (1) (7)	15/08/2008	6.13	0	0	0	0	0	0	0	0	0	0	0	8,383,725	0	0
DEUTSCHE BANK (1) (7)	15/12/2014	7.38	0	0	0	0	0	0	0	0	0	0	0	0	0	19,562,023
DEUTSCHE BANK (1) (7)	15/02/2008	8.50	0	0	0	0	0	0	0	0	0	0	0	11,178,300	0	0
DEUTSCHE BANK (1) (7)	28/09/2009	7.75	0	0	0	0	0	0	0	0	0	0	0	0	19,562,025	
DEUTSCHE BANK (1) (7)	15/09/2007	8.85	0	0	0	0	0	0	0	0	0	0	6,706,980	0	0	0
DEUTSCHE BANK (1) (7)	15/09/2027	9.50	0	0	0	0	0	0	0	0	0	0	0	0	0	4,471,320
DEUTSCHE BANK (1) (7)	30/03/2016	9.25	0	0	0	0	0	0	0	0	0	0	0	0	0	3,912,405
J.P. MORGAN CHASE (1) (8)	15/06/2010	3.01	0	0	0	0	0	0	0	0	0	0	0	0	0	16,787,450
J.P. MORGAN CHASE (1) (8)	15/10/2009	3.14	0	0	0	0	0	0	0	0	0	0	0	0	5,589,150	0
DEUTSCHE BANK (1) (7)	01/12/2023	8.63	0	0	0	0	0	0	0	0	0	0	0	0	0	2,794,575
CITIBANK, N.A. (1) (7)	01/08/2007	9.00	0	0	0	0	0	0	0	0	0	0	2,794,575	0	0	0
CITIBANK N.A. (2) (7)	13/08/2007	7.38	0	0	0	0	0	0	0	0	0	0	5,614,493	0	0	0
DEUTSCHE BANK (2) (9)	04/03/2008	8.10	0	0	0	0	0	0	0	0	0	0	0	1,497,204	0	0
DEUTSCHE BANK (2) (7)	02/08/2007	7.75	0	0	0	0	0	0	0	0	0	0	7,247,450	0	0	0
DEUTSCHE BANK (2) (7)	24/02/2025	5.50	0	0	0	0	0	0	0	0	0	0	0	0	0	14,494,900
J.P. MORGAN CHASE (2) (7)	05/04/2010	6.63	0	0	0	0	0	0	0	0	0	0	0	0	0	10,871,175
J.P. MORGAN CHASE (2) (7)	05/08/2013	6.25	0	0	0	0	0	0	0	0	0	0	0	0	0	7,247,450
J.P. MORGAN CHASE (2) (7)	05/08/2016	6.38	0	0	0	0	0	0	0	0	0	0	0	0	0	12,320,665
DEUTSCHE BANK (5) (7)	18/12/2013	7.50	0	0	0	0	0	0	0	0	0	0	0	0	0	8,444,538
LLOYDS TSB (5) (7)	31/03/2008	14.50	0	0	0	0	0	0	0	0	0	1,055,567	0	0	0	0
DEUTSCHE BANK (3) (7)	05/12/2023	3.50	0	0	0	0	0	0	0	0	0	0	0	0	0	3,128,700
INTEREST PAYABLE	31/12/2005	0.00	0	0	0	0	0	0	0	0	3,934,411	0	0	0	0	0

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2005

PETRÓLEOS MEXICANOS

CREDIT BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

Final printing

CREDIT TYPE/INSTITUTION	Amortization Date	Interest Rate	Denominated in Pesos		Amortization of Credits in Foreign Currency with National Institutions (Thousands of Pesos)						Amortization of Credits in Foreign Currency with Foreign Institutions (Thousands of Pesos)					
					Time Interval						Time Interval					
			Up to One Year	More than a Year	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or More	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
PRIVATE PLACEMENTS																
GUARANTEED																
REPCON LUX	26/01/2011	4.50	0	0	0	0	0	0	0	0	0	0	0	0	0	15,356,055
INTEREST PAYABLE REPCON LUX	31/12/2005	0.00	0	0	0	0	0	0	0	0	111,206	0	0	0	0	0
TOTAL STOCK EXCHANGE AND PRIVATE PLACEMENTS			2,000,000	58,872,000	0	0	0	0	0	0	4,045,617	1,055,567	27,952,848	27,746,535	38,329,475	150,111,579
SUPPLIERS																
SUPPLIERS																
VARIOUS	30/06/2005		23,776,624	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			23,776,624	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS																0
OTHER LIABILITIES	30/06/2005		29,884,315	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER CURRENT LIABILITIES AND OTHER CREDITS			29,884,315	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL			59,588,255	83,505,334	5,761,613	150,579	7,103,077	3,157,996	922,336	4,384,242	14,978,227	3,940,887	69,058,422	44,477,034	59,145,769	228,435,260

NOTES:

CURRENCIES	*ACCOUNTING EXCHANGE RATES*
(1) Dollars	11.2648
(2) Euros	15.3201
(3) Japanese Yens	0.1101
(4) Swiss Francs	9.9241
(5) Sterling Pounds	21.6532
(6) Pesos	1.0000

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2005

PETRÓLEOS MEXICANOS

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE

(Thousands of Pesos)

ANNEX 6

CONSOLIDATED

Final printing

TRADE BALANCE	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
FOREIGN CURRENCY POSITION					
TOTAL ASSETS	**11,966,908**	**133,769,685**	**68,401**	**764,603**	**134,534,288**
LIABILITIES POSITION	**36,661,364**	**409,811,727**	**7,402,755**	**82,750,216**	**492,561,943**
SHORT TERM LIABILITIES POSITION	7,404,055	82,764,747	36,096	403,491	83,168,238
LONG TERM LIABILITIES POSITION	29,257,309	327,046,980	7,366,659	82,346,725	409,393,705
NET BALANCE	**(24,694,456)**	**(276,042,042)**	**(7,334,354)**	**(81,985,613)**	**(358,027,655)**

(1) FOREIGN CURRENCY AND EXCHANGE RATE SHOULD BE DISCLOSED IN THE OBSERVATIONS SECTION

OBSERVATIONS

American Dollars	11.2648
Japanese Yens	0.1101
Sterling Pounds	21.6532
Swiss Francs	9.3241
Euros	15.3201

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2005

PETRÓLEOS MEXICANOS

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION

(Thousands of Pesos)

ANNEX 7

CONSOLIDATED

Final printing

NOT APPLICABLE

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY EFFECT
JANUARY	0	0	0	0	0
FEBRUARY	0	0	0	0	0
MARCH	0	0	0	0	2,011,406
APRIL	0	0	0	0	0
MAY	0	0	0	0	0
JUNE	0	0	0	0	0
JULY	0	0	0	0	0
AUGUST	0	0	0	0	0
SEPTEMBER	0	0	0	0	0
OCTOBER	0	0	0	0	0
NOVEMBER	0	0	0	0	0
DECEMBER	0	0	0	0	0
ACTUALIZATION :	0	0	0	0	0
CAPITALIZATION :	0	0	0	0	0
FOREIGN CORP. :	0	0	0	0	0
OTHERS	0	0	0	0	0
TOTAL					**2,011,406**

OBSERVATIONS

PETROLEOS MEXICANOS AND ITS SUBSIDIARY ENTITIES INCLUDED THE RESULTS ACCORDING TO MONETARY POSITION THROUGH THE CONSOLIDATION PROCESS OF THE CORPORATE FINANCIAL STATEMENTS, OF ITS SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES WITH A QUARTERLY ACCRUED AMOUNT OF 2,011,406 THUS, WE CONSIDER THIS ANNEX AS NON APPLICABLE.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2005

PETRÓLEOS MEXICANOS

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET

ANNEX 8

CONSOLIDATED

Final printing

FINANCIAL LIMITS BASED IN ISSUED DEED AND /OR TITLE
DOES NOT APPLY SINCE THERE ARE NO FINANCIAL LIMITS DERIVED FROM THE FINANCINGS OBTAINED UNDER THIS PROGRAM.
ACTUAL SITUATION OF FINANCIAL LIMITS

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2005

PETRÓLEOS MEXICANOS

PLANTS, COMMERCIAL FACILITIES OF DISTRIBUTION AND/0R SERVICE

ANNEX 9

CONSOLIDATED

Final printing

FACILITY OR CENTER	ECONOMIC ACTIVITY	INSTALLED CAPACITY (1)	% USED
PEP			
Crude oil production (tbpd)		3,472	96
Gas Production (mmcfpd)		4,729	98
REFINING		0	0
Atmospheric destillation capacity (tbpd)		1,540	86
Cadereyta		275	76
Madero		190	78
Minatitlán		185	88
Salamanca		245	83
Salina Cruz		330	92
Tula		315	96
Storage and Distribution Facilities (tbpd)		13,056	100
GAS AND BASIC PETROCHEMICALS			
Sweetening Gas plant (mmcfpd)		4,503	71
Cactus		1,960	75
Nuevo Pemex		880	75
Ciudad Pemex		1,290	64
Matapionche		109	73
Poza Rica		230	48
Arenque		34	100
PETROCHEMICALS			
Production Capacity (tt)		3,119	50
Camargo (in desincorporation process)		83	*
Cangrejera		809	87
Cosoleacaque		1,237	26
Escolín		84	11
Independencia		72	52
Morelos		563	74
Pajaritos		254	17
Tula		19	91
Distribution Facilities			
Petrochemicals (tt) Note 1		227,615	91

tbpd.- thousand barrels per day
mmcfd.- million cubic feet per day
tb.- thousand barrels
tt.- thousand tons

Note 1.- Percentage used of the Petrochemicals Distribution Facilities is 0, since Camargo is in desincorporation process.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2005

PETRÓLEOS MEXICANOS

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED

Final printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBS.	TOTAL PRODUCTION COST %
CRUDE OIL	PEMEX EXPLORATION & PRODUCTION				74.00
WET SWEET GAS	PEMEX EXPLORATION & PRODUCTION				11.00
CONDENSATES	PEMEX EXPLORATION & PRODUCTION				8.00
SOUR WET GAS	PEMEX EXPLORATION & PRODUCTION				73.00

OBSERVATIONS

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2005

PETRÓLEOS MEXICANOS

DOMESTIC SALES

ANNEX 11

CONSOLIDATED

Final printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		% OF MARKET	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT	SHARE	TRADEMARKS	COSTUMERS
REFINED PRODUCTS:							
FUEL OIL	356		335	7,276,069			
DIESEL	321		301	17,233,840	100.00	Pemex Diesel	Distributors
L.P. GAS	250		331	11,981,708			
MAGNA SIN GASOLINE	429		541	30,609,819	100.00	Pemex Magna	Distributors
PREMIUM GASOLINE	50		109	6,686,307	100.00	Pemex Premium	Distributors
JET FUEL	67		63	3,539,951			
OTHER REFINED PRODUCTS	124		70	1,446,880			
PETROCHEMICAL PRODUCTS:							
METHANE DERIVATIVES	356		226	637,544	80.00	(A)	(E)
ETHANE DERIVATIVES	557		225	2,605,241	56.00	(B)	(F)
AROMATICS AND DERIVATIVES	306		143	1,403,690	43.00	C	(G)
PROPYLENE AND DERIVATIVES	28		23	766,618	18.00	(D)	(H)
OTHER PETROCHEMICAL PRODUCTS	1,409		330	280,141			(I)
DRY GAS	3,147		2,802	17,064,620			(J)
IEPS				11,540,584			
EFFECT B-10				423,692			
T O T A L				**113,496,704**			

OBSERVATIONS:

(A) It includes the contribution made by Pemex Petrochemicals to the domestic market of the following products: ammonia and methanol.

(B) It includes the contribution made by Pemex Petrochemicals to the domestic market of the following products: ethylene, glycols, PEAD, PEBD, ethylene oxide and vinyl chloride.

(C) It includes the contribution made by Pemex Petrochemicalss to the domestic market of the following products: bencene, styrene, toluene, xylenes, paraxylenes and orthoxylenes.

(D) It includes the contribution made by Pemex Petrochemicals to the domestic market of the following products: acrylonitrile.

The volumes are given in thousand barrels per day, except the petrochemical products which are given in thousands of tons and dry gas which is given in millions of cubic feet per day.

(E) MASAGRO S.A. DE C.V., INTEGRADORA APRODIFER, S.A. DE C.V., UNIVEX, S.A., AGROGEN, S.A. DE C.V., FERTILIZANTES TEPEYAC, S.A. DE C.V., FERTIREY, S.A. DE C.V., NITROAMONIA DE MEXICO, S. A. DE C.V.

(F) INDUSTRIAS DERIVADAS DEL ETILENO, S.A.; POLIOLES, S.A. DE C.V.; POLICYD, S.A. DE C.V., DISTRIBUIDOREA DON RAMIS, S.A. DE C.V., POLIMERO Y MATERIAS PRIMAS INTERNACIONALES, S.A. INTERNACIONALES, S.A. DE C.V., POLIMEROS NACIONALES, S.A. DE C.V., S.A. DE C.V., GRUPO CELANESE, S.A.

(G) PETROCEL, S.A., RESIRENE, S.A. DE C.V., POLIESTIRENO Y DERIVADOS, S.A. DE C.V., NEGOCIACION ALVI, S.A. DE C.V., MEXICANA DE RESINAS, S.A. DE C.V., COMERCIAL MEXICANA DE PINTURAS, S.A. DE C.V.

(H) CELULOSA Y DERIVADOS, S.A. DE C.V.; DOW QUIMICA MEXICANA, S.A. DE C.V.; POLIOLES, S.A. DE C.V.

(I) CRYOINFRA, S.A. DE C.V., PRAXAIR MEXICO, S.A. DE C.V. Y LUCABA, S.A.

(J) CFE, IPP'S DISTRIBUIDORES, INDUSTRIALES (ISPAT), LY F DEL CENTRO

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2005

PETRÓLEOS MEXICANOS

EXPORT SALES

ANNEX 11

CONSOLIDATED

Final printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES			MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT	DESTINY	TRADEMARKS	COSTUMERS
CRUDE OIL (tbd)			1,856	63,996,883	U.S.A. & CAN	NOT APPLICABLE	SEVERAL
REFINED PRODUCTS			167	6,177,437			
PETROCHEMICAL PRODUCTS			220	1,041,111			
MARGINAL EFFECT				10,725,076			
B-10 EFFECT				271,300			
TOTAL				82,211,807			

Tbd - thousand barrels per day
M$ - thousands of pesos
MMcfpd - million cubic feet per day
Tt - thousand tons

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB   QUARTER: 1 YEAR: 2005

PETRÓLEOS MEXICANOS

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF SHARES

CONSOLIDATED

Final printing

SERIAL	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUBSCRIPTION	FIXED	VARIABLE
NA	0	0	0			0	0	120,128,380
TOTAL			0	0	0	0	0	120,128,380

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION:

SHARES PROPORTION BY:

CPO'S :
UNITS':
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

	SERIAL	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE		AT QUARTER			

OBSERVATIONS

THE VARIABLE CAPITAL STOCK STATED HERE IS NOT REPRESENTED BY SHARES, SINCE PEMEX DOES NOT HAVE SHARES, BUT CERTIFICATES OF CONTRIBUTION OF THE FEDERAL GOVERNMENT.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2005

PETRÓLEOS MEXICANOS

INFORMATION OF PROJECTS

ANNEX 13

CONSOLIDATED

Final printing

DOES NOT APPLY SINCE PEMEX HAS NOT DISCLOSED ANY PROJECT AS AN OUTSTANDING EVENT.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2005

PETRÓLEOS MEXICANOS

INFORMATION OF PROJECTS

ANNEX 14

BASIS OF TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES

CONSOLIDATED

Final printing

BASIS OF TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES

The financial statements of the subsidiaries that are reported in U.S.A. dollars were translated into Mexican pesos in conformity with Mexican Accounting Principles Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations, issued by the MIPA, as follows:

BALANCE SHEET:
All balance sheet amounts, were translated at the prevailing exchange rate at period-end.

STATEMENT OF RESULTS:
The statement of results amounts were translated at the average exchange rate of the end of the reporting period. The resulting difference in the translation of the two Financial Statements, is registered in the Equity as a result of translation.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2005

PETRÓLEOS MEXICANOS

CONSOLIDATED

Final printing

NOTES TO THE FINANCIAL STATEMENTS

CONSOLIDATED
FINAL PRINTING

(1) NOTES CORRESPONDING TO THE AMOUNTS OF THE BASIC FINANCIAL STATEMENTS, AS WELL AS THEIR BREAKDOWN AND OTHER CONCEPTS ARE INCLUDED IN THIS ANNEX.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2005

PETRÓLEOS MEXICANOS

ISSUER GENERAL INFORMATION

COMPANY:	PETRÓLEOS MEXICANOS
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	1944 25 00
FAX:	1944 89 00
E-MAIL:	
INTERNET PAGE:	www.pemex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID:	PME 380607P35
FISCAL ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.

PAYMENT RESPONSIBLE

NAME:	ACCOUNTANT MARIA MAGDALENA ROBLES BARCELATA
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 91 42
FAX:	19 44 84 37
E-MAIL:	mrobles@dcf.pemex.com

OFFICERS INFORMATION

POSITION BMV:	CHAIRMAN OF THE BOARD OF DIRECTORS
POSITION:	CHAIRMAN OF THE BOARD OF DIRECTORS
NAME:	LIC. FERNANDO ELIZONDO BARRAGÁN
ADDRESS:	INSURGENTES SUR 890
	COL. DEL VALLE
ZIP:	3100
CITY:	MEXICO, D.F.
TELEPHONE:	50 00 60 31
FAX:	5000 62 22
E-MAIL:	felizondo@energía.gob.mx

POSITION BMV:	DIRECTOR GENERAL
POSITION:	DIRECTOR GENERAL
NAME:	ING. LUIS RAMÍREZ CORZO

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2005

PETRÓLEOS MEXICANOS

ADDRES:	MARINA NACIONAL 329 COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 94 19
FAX:	19 44 95 85
E-MAIL:	directorgeneral@pemex.com

POSITION BMV:	CHIEF FINANCIAL OFFICER
POSITION:	CHIEF FINANCIAL OFFICER
NAME:	DR. JUAN JOSÉ SUÁREZ COPPEL
ADDRESS:	MARINA NACIONAL 329 COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 97 79
FAX:	19 44 93 78
E-MAIL:	jjsuarez@dcf.pemex.com

POSITION BMV:	AUTHORIZED TO SEND CORPORATE INFORMATION VIA EMISNET
POSITION:	ASSOCIATE MANAGING DIRECTOR OF FINANCIAL LEGAL AFFAIRS
NAME:	LIC. RICARDO FERNÁNDEZ DELGADO
ADDRES:	MARINA NACIONAL 329 COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 92 11
FAX:	19 44 89 00
E-MAIL:	rfernandezd@dcf.pemex.com

POSITION BMV:	AUTHORIZED TO SEND REPURCHASES VIA EMISNET
POSITION:	
NAME:	
ADDRES:	
ZIP:	
CITY:	MEXICO, D.F.
TELEPHONE:	
FAX:	
E-MAIL:	

POSITION BMV:	RESPONSIBLE OF THE LEGAL AREA

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2005

PETRÓLEOS MEXICANOS

POSITION:	IN CHARGE OF THE GENERAL COUNSEL OF PETRÓLEOS MEXICANOS
NAME:	LIC. JOSÉ NESTOR GARCÍA REZA
ADDRESS:	MARINA NACIONAL 329 COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 96 87
FAX:	19 44 86 81
E-MAIL:	ngarcia@dca.pemex.com

POSITION BMV:	SECRETARY OF THE BOARD OF DIRECTORS
POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	LIC. ISRAEL HURTADO ACOSTA
ADDRESS:	INSURGENTES SUR 890 DEL VALLE
ZIP:	3100
CITY:	MEXICO, D.F.
TELEPHONE:	5000 62 31
FAX:	5000 60 48
E-MAIL:	ihurtado@energia.gob.mx

POSITION BMV:	TECHNICAL SECRETARY OF THE DIRECTOR GENERAL
POSITION:	TECHNICAL SECRETARY OF THE DIRECTOR GENERAL
NAME:	LIC. RAOUL CAPDEVIELLE OROZCO
ADDRESS:	MARINA NACIONAL 329 COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 80 30
FAX:	19 44 80 81
E-MAIL:	

POSITION BMV:	RESPONSIBLE OF PROVIDING INFORMATION TO INVESTORS
POSITION:	ADVISOR COORDINATOR OF THE CHIEF FINANCIAL OFFICER
NAME:	LIC. ESTEBAN LEVÍN BALCELLS
ADDRESS:	MARINA NACIONAL 329 COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 80 15
FAX:	19 44 81 47

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2005

PETRÓLEOS MEXICANOS

E-MAIL:	elevin@dcf.pemex.com

POSITION BMV:	RESPONSIBLE OF PROVIDING INFORMATION BY EMISNET
POSITION:	ASSOCIATE MANAGING DIRECTOR OF ACCOUNTING
NAME:	C.P. ENRIQUE DÍAZ ESCALANTE
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 91 73
FAX:	19 44 92 93
E-MAIL:	ediaz@dcf.pemex.com

POSITION BMV:	AUTHORIZED TO SEND RELEVANT EVENTS VIA EMISNET
POSITION:	DEPUTY MANAGING DIRECTOR OF INFORMATION AND PRESS RELEASES
NAME:	LIC. SERGIO UZETA MURCIO
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 94 08
FAX:	19 44 31 40
E-MAIL:	suzeta@pemex.com

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2005

PETROLEOS MEXICANOS

CONSOLIDATED

Final printing

STATEMENT OF THE COMPANY OFFICERS RESPONSIBLE FOR THE INFORMATION.

THE UNDERSIGNED HEREBY SWEAR, IN THE SCOPE OF OUR FUNCTIONS, THAT WE PREPARED THE FINANCIAL INFORMATION RELATED WITH THE ISSUER'S QUARTER REPORT HEREIN SUPPLIED, WHICH, TO OUR KNOWLEDGE, REASONABLY REFLECTS THE SITUATION OF THE ISSUER. WE ALSO HEREBY SWEAR THAT WE HAVE NO KNOWLEDGE OF ANY RELEVANT INFORMATION WHICH HAS BEEN OMITTED OR FALSELY REPRESENTED IN THIS QUARTER REPORT, OR THAT SUCH REPORT CONTAINS INFORMATION THAT COULD MISLEAD THE INVESTORS.

RICARDO FERNÁNDEZ DELGADO
ASSOCIATE MANAGING DIRECTOR OF
FINANCIAL LEGAL AFFAIRS

ENRIQUE DÍAZ ESCALANTE
ASSOCIATE MANAGING DIRECTOR OF
ACCOUNTING

MEXICO CITY, APRIL 28TH, 2005